Exhibit 95

Mine Safety Disclosure

During the year ended December 31, 2014, there were 25 reportable events: 24 citations received from Mine Safety and Health Administration for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104(a) of the Federal Mine Safety and Health Act, and one citation under section 107(a). The conditions were quickly remediated. Total dollar value of MSHA Assessments proposed and paid was $5,358.

No orders were issued under sections 104(b), 104(d) and 110(b)(2). There were no mine-related fatalities. No written notice from the Mine Safety and Health Administration of a pattern of violations or the potential to have such a pattern was received. There were no pending legal actions before the Federal Mine Safety and Health Review Commission.